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                                                               Exhibit 99(d)(7)


PRESS RELEASE
FOR IMMEDIATE RELEASE

                      CORT ANNOUNCES MERGER PRICE INCREASE

                  FAIRFAX, Va., August 12, 1999 - CORT Business Services Corporation (NYSE: CBZ) today announced that the consideration to be offered to shareholders in its previously announced merger with an investor group had been increased to $28 per share, consisting of $25 in cash and $3 in liquidation value in a series of newly issued 12% preferred stock. As previously announced on March 26, 1999, CORT entered into a merger agreement with an investor group that includes Bruckmann, Rosser, Sherrill & Co., Inc. ("BRS") and members of the Company's management team. The terms of the merger agreement provided for consideration of $26.50 per share, consisting of $24 in cash and $2.50 in liquidation value in a new series of preferred stock. Citicorp Venture Capital, Ltd. ("CVC"), which currently holds approximately 44% of the Company's outstanding common stock, will retain a portion of its investment and thereby provide equity financing to the resulting corporation.

                  CORT said the price increase followed negotiations between CORT and members of the investor group. As a result of the price increase, CORT said that the shareholders meeting to vote on the proposed merger, currently set for August 18, 1999, would be postponed to a later date in October in order to allow CORT to make necessary filings with the Securities and Exchange Commission and provide additional proxy materials to shareholders to reflect the increase in consideration.

                  CORT also said that it has been advised by CVC that CVC had deposited shares representing approximately 33% of CORT's outstanding voting stock into a newly created voting trust controlled by affiliates of BRS. The affiliates of BRS have advised CORT that they intend to vote their shares in favor of the proposed merger and against any competing transaction. CVC, a licensed small business investment company, said that the voting trust was created in order to comply with a directive received by CVC from the Small Business Administration requiring CVC to reduce its control of CORT's voting stock to shares representing less than 25% of CORT's issued and outstanding voting shares.

                  CORT Business Services Corporation is the leading provider of rental furniture, accessories and related services in the "rent-to-rent" segment of the furniture industry. CORT provides quality products and services to corporate and individual customers to meet their temporary furniture needs, including those for office, residential and trade show furnishings. The Company operates 120 rental showrooms, 84 furniture clearance centers and 76 warehouses in 34 states and the District of Columbia.